September 3, 2024

Bing Zhang
Chief Executive Officer and Interim Chief Financial Officer
Cheer Holding, Inc.
22F, Block B, Xinhua Technology Building
No. 8 Tuofangying South Road
Jiuxianqiao, Chaoyang District, Beijing, China

       Re: Cheer Holding, Inc.
           Amendment No. 3 to Registration Statement on Form F-3
           Filed August 16, 2024
           File No. 333-279221
Dear Bing Zhang:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2024 letter.

Amendment No. 3 to the Registration Statement on Form F-3
General

1. We note your response to prior comment 1, as well as your related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.
 September 3, 2024
Page 2

       Please contact Charli Wilson at 202-551-6388 or Mitchell Austin at 202-551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   John P. Yung